UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TechPrecision Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

1 Bella Drive

Westminster, Massachusetts 01473

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TechPrecision Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended June 30, 2024 within the prescribed time period without unreasonable effort and expense to the Company primarily because the Company is currently focusing its efforts and resources on completing its Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (the “Form 10-K”). As previously reported in the Form 12b-25 filed with the Securities and Exchange Commission on July 1, 2024, the Form 10-K has been delayed due to issues integrating Stadco’s processes and procedures with the Company’s larger financial reporting structure. The delay in filing the Form 10-K is mechanical in nature from an audit standpoint as a result of resource limitations and not due to fundamental issues with the Company’s financial results. The Company is working to expeditiously complete the preparation of its financial statements and file the Form 10-K and Form 10-Q as soon as reasonably possible. The Company plans to file the Form 10-Q as soon as practicable following the completion and filing of the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barbara M. Lilley	(978)	874-0591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2024, however it is anticipated to be filed in the near future after the audit process has been completed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the delays in finalizing certain financial and other related data in the Form 10-Q, primarily for the reasons described above in Part III, the Company is unable to provide a reasonable estimate of its results of operations for the quarterly period ended June 30, 2024 or the anticipated changes from corresponding prior period results.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this filing, including statements regarding our preliminary financial results for the three months ended June 30, 2024, expectations about the timing of the completion of the Company’s financial statements for the fiscal year ended March 31, 2024 and the fiscal quarter ended June 30, 2024, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

TechPrecision Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2024	By:	/s/ Barbara M. Lilley
Barbra M. Lilley, Chief Financial Officer